# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inspira Technologies OXY B.H.N. Ltd, CIK 0001837493
CUSIP: M53637100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: HATIDHAR 2, 11TH FLOOR, RA'ANANA, Israel (L3), 4366504
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911964

## Reporting persons
- Hayon Joe Ronen: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 3,204,010; shared voting power 0; sole dispositive power 3,204,010; shared dispositive power 0; aggregate amount beneficially owned 3,204,010 (7.3% of the class)
  Comment: The beneficial ownership of the Reporting Person consists of (i) 655,623 ordinary shares, (ii) 2,491,228 ordinary shares vested pursuant to issued and outstanding restricted stock units, (iii) 57,159 ordinary shares issuable upon the exercise of options within 60 days of December 31, 2025. The percentage above is based on 43,859,838 outstanding shares of issuer's ordinary shares.

## Item 1. Issuer
Name of issuer: Inspira Technologies OXY B.H.N. Ltd
Address of issuer's principal executive offices: HATIDHAR 2, 11TH FLOOR, RA'ANANA, ISRAEL, 4366504.

## Item 2. Person Filing
Name of person filing: Joe Ronen Hayon
Address of principal business office or, if none, residence: Derech Klil Hahoresh 14 Gesher Haziv 22815 Israel
Citizenship: State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,204,010 ordinary shares
Percent of class: 7.3%
Sole power to vote or to direct the vote: 3,204,010 ordinary shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,204,010 ordinary shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hayon Joe Ronen: /s/ Joe Ronen Hayon, Joe Ronen Hayon (02/17/2026)